

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310 – 815 West Hastings Street
Vancouver, British Columbia V6C 1B4
Canada

      Re: InMed Pharmaceuticals Inc.
          Registration Statement on Form S-3
          Filed February 4, 2022
          File No. 333-262533

Dear Mr. Adams:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gary Guttenberg at (202) 551-6477 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Brian Fenske